UNITED STATES
                     SECURITIES AND EXCHANGE
                           COMMISSION
                     Washington, D.C. 20549
                    ------------------------

                            FORM 11-K
                     -----------------------


(Mark One)
[ X ]     Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

          For the fiscal year ended September 30, 2003

                               OR

[  ] Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

 For the transition period from ____________ to ________________

          Commission File Number _____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PATRIOT TRANSPORTATION HOLDING, INC. PROFIT SHARING AND DEFERRED
                          EARNINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              Patriot Transportation Holding, Inc.
                      1801 Art Museum Drive
                   Jacksonville, Florida 32207

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


Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan Index
December 31, 2003 and 2002
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                                                            Page(s)

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC
 ACCOUNTING FIRM                                               1


FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                2

Statement of Changes in Net Assets Available for Benefits      3

Notes to Financial Statements                                  4-8

SUPPLMENTAL SCHEDULE

Schedule H Line 4i Schedule of Assets Held for Investment
  Purposes                                                     9

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable, or are not required for participant directed investment transactions.

  Report of Independent Registered Certified Public Accountants

To the Participants and Administrator of Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jacksonville, FL
December 30, 2004, except for footnote 9, on which the date is April 4, 2005.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
------------------------------------------------


                                     2003           2002

ASSETS
Investments at fair value            $  18,172,599  $ 15,721,830
                                     -------------  ------------

Contributions receivable
 Employer                                   11,819        56,634
 Employee                                   27,351       128,249
                                           -------      --------
   Total contributions receivable           39,170       184,883
                                           -------      --------
   Total assets                         18,211,769    15,906,713
                                        ----------    ----------
LIABILITIES
Excess contributions payable                 3,321             -
                                            ------        ------
   Total liabilities                         3,321             -
                                            ------        ------
   Net assets available for benefits   $18,208,448   $15,906,713
                                       -----------   -----------

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003
---------------------------------------------------------

Investment income
 Dividend and interest income                      $     179,274
 Net appreciation in fair value of investments         1,852,692
                                                   -------------
    Total investment income                            2,031,966
                                                   -------------

Contributions
 Employer                                          $     593,195
 Employee                                              1,374,986
 Rollovers                                                70,397
                                                   -------------
    Total contributions                                2,038,578
                                                   -------------
    Total additions                                    4,070,544
                                                   -------------

Deductions from net assets attributed to
 Distributions to participants                         1,768,809
                                                   -------------
    Total deductions                                   1,768,809
                                                   -------------
    Net increase                                       2,301,735

Net assets available for benefits
 Beginning of year                                    15,906,713
                                                   -------------
 End of year                                         $18,208,448
                                                   -------------

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Notes to Financial Statements
December 31, 2003 and 2002
-------------------------------------------


1.   Description of the Plan

     The following description of Patriot Transportation Holding, Inc. and Subsidiaries (the "Company") Profit Sharing and Deferred Earnings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General
     The Plan is a defined contribution plan available to all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of
     1974 (ERISA).

     Contributions
     Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, conduit IRA accounts, 403(b) accounts, and 457(b) plans. The Company contributes 50% of the first 6% of the participant's deferred earnings contributions. The Company may make a discretionary contribution to the Plan each year in an amount determined by the Board of Directors of the Company subject to certain limitations relating to the aggregate compensation of participants. No discretionary contributions were made by the Company for the 2003 Plan year.

     Participant Accounts
     Each participant's account is credited with the participant's contributions and the employer's matching contribution and an allocation of the employer's discretionary contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that is available in the participant's vested account.

     Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a money market fund, mutual funds, Company stock and Florida Rock Industries, Inc. stock as investment options for participants. All participants who have not made an election are deemed to have elected to have contributions made to their accounts invested in the STI Classic Prime Quality Money Market Fund.

     Vesting
     Participants   are   fully   vested   in   their   voluntary
     contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions plus actual earnings thereon is determined under  the  following schedules  based on years of service. If participants are employed on or after their retirement age, the company's matching and
     discretionary contributions are fully  vested. In   the event
     of termination  by  retirement,  death  or disability   of the
     participant,  100%  of  the   employer contributions will be
     distributed to the participant or the participant's designated beneficiary.

                         Matching Contributions
             --------------------------------------------------

          Years of Service                   Vested Percentage
                1                                    20%
                2                                    40%
                3                                    60%
                4                                    80%
                5                                   100%


                         Discretionary Contribution
             --------------------------------------------------

          Years of Service                   Vested Percentage
          Less than 3                                 0%
               3                                     20%
               4                                     40%
               5                                     60%
               6                                     80%
               7                                    100%


     Payment of Benefits
     On termination of employment, death or disability of a participant, benefits for distribution shall be determined on the date of distribution, which shall be made as soon as administratively feasible or later if so elected by the participant in amounts as provided in the Plan.

     Forfeited Accounts
     The nonvested portion of a terminated participant's account shall be allocated to the accounts of the remaining participants in the same manner as employer contributions. Any forfeiture from an employer discretionary account shall be allocated in the plan year in which the forfeiture occurs. Any forfeiture from an employer matching account shall be reallocated in the immediately following plan year. Unallocated forfeitures totaled $83,957 and $72,834 at December 31, 2003 and December 31, 2002, respectively.

     Participant Loans
     Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A loan must bear interest at the prevailing rate used by commercial lending institutions. Participants may have only two loans outstanding at any time. Loans must be secured by 50% of the participant's vested account balance in the Plan and no other collateral may be pledged. Loans are required to be repaid within five years except residential loans, which are payable within 15 years. Loan repayment will be deducted from the participant's payroll over the term of the loan. Upon termination of employment with the Company, the outstanding balance of the loan, including accrued interest, is due immediately.

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

     Investments
     Investments in money market funds and the common stock of the Company and Florida Rock Industries, Inc. are stated at fair value based upon quoted market prices. Investments in mutual funds are stated at net asset value. Participant loans are valued at their outstanding balances, which approximate fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in fair value of investment which consists of the realized gains or losses and the unrealized appreciation or depreciation on these investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis when it is earned. Dividends are recorded on the basis of the ex-dividend date. Loans to participants are recorded at the unpaid balance of the individual loans as of year end.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United
     States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Benefit Payments
     Benefits are recorded when paid.

     Risks and Uncertainties
     The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market and
     credit.   Due  to the level of risk associated with  certain
     investment  securities and the level of
     uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.   Investments

     Investments which exceeded 5% or more of the Plan's net assets at December 31 are summarized as follows:

                                                    2003        2002
     Investments at fair value as determined
     By quoted market price
     STI Classic Prime Quality Money Market Fund   $6,576,041  $6,516,364
     STI Classic Capital Appreciation Fund          3,628,096   3,434,388
     Vanguard 500 Index Fund                        2,027,324   1,338,442
     Participant loans                              1,127,833   1,111,191
     Florida Rock Industries Common Stock             979,341          --

     During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as determined by quoted market prices, as follows:

     Mutual funds                                   $1,458,495
     Common Stock                                      394,197
                                                    ----------
      Net appreciation in fair value of investments $1,852,692
                                                    ----------

4.   Related Party Transactions

     Funds managed by the custodian and loans to participants comprise the entire investment portfolio. Fees to the custodian are deducted from investment income. Therefore, all investment transactions are considered to be with parties-in-interest. Certain administrative expenses are paid for by the Company without charge to the Plan, which amounted to $19,779 for the year ended December 31, 2003, and are not included in these financial statements.

5.   Plan Termination

     While the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of such termination, the accounts of all participants would become fully vested and the Company, by written notice to the Trustee and the Committee, may direct either complete distribution of the assets in the Trust Fund to the participants or, continue the Trust and the distribution of benefits at such time and in such manner as though the Plan had not been terminated.

6.   Income Tax Status

     The Plan obtained determination letters on April 29, 1996 and May 14, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

7.   Financial Instruments

     Certain financial instruments potentially subject the Plan to concentrations of credit risk. These financial instruments consist of the SunTrust investment accounts, Company stock, Florida Rock Industries, Inc. stock and contributions receivable. The Plan limits its credit risk by maintaining its accounts with what the plan administrator believes to be high quality financial institutions.

8.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 to Form 5500:

     Net assets available for benefits per the
       financial statements                           $18,208,448
     Excess contribution payable                            3,321
                                                      -----------
     Net assets available for benefits per the
       Form  5500                                     $18,211,769
                                                      -----------

     The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2003 to the Form 5500:

     Total contributions per the financial statements  $2,038,578
     Excess contribution payable                            3,321
                                                       ----------
     Total contributions per the Form 5500             $2,041,899
                                                       ----------

9.   Registration of Plan Sponsor Shares

     On May 20, 2005, the Company registered 20,000 shares of its common stock on Form S-8.

     Legal counsel has advised the Company that it is subject to claims for rescission of acquisitions of shares of the Company's common stock occurring prior to May 20, 2005, during the one year period following the date of acquisition of the shares (the statute of limitations period that applies to claims for rescission), due to the failure to register the shares in accordance with applicable securities
     law.   Approximately  1,918 shares of the  Company's  common
     stock were transferred to Plan participants during the Plan year ended December 31, 2004 and, if rescinded, would have an aggregate repurchase price of approximately $68,000, plus interest. The Plan Sponsor may also face penalties in connection with these matters and could be subject to claims for rescission for acquisitions prior to the one-year statute of
     limitations.   The  Participants'  rights  with respect  to
     rescission have been disclosed in a Current Report on Form 8-K filed by the Company on December 14, 2004.

Patriot Transportation Holding, Inc.
Profit Sharing and Deferred Earnings Plan
Schedule H Line 4i - Schedule of Assets Held for Investment Purposes December 31, 2003
-----------------------------------------------------------------

                                       Description of investment          Current
   Identity of issue,                  including maturity date,           Value
   borrower, lessor or                 rate of interest, collatral,
   similar party                       par or maturity value

*STI Classic Prime Quality Money
   Market TSU-PMM                      Money Market Fund                  $6,576,041
*STI Classic Capital Appreciation
   Fund, TSU-CG                        Equity Fund                         3,628,096
   Vanguard 500 Index Fund             Equity Fund                         2,027,324
   Longleaf Partners Fund              Equity Fund                           865,246
*Florida Rock Industries, Inc.         Common Stock                          979,341
 T.Rowe Price US Treasury Intermediate Bond Fund                             514,477
*Patriot Transportation Holding, Inc.  Common Stock                          472,468
*Aggressive Option                     Balanced Fund                         431,039
*Moderate Option                       Balanced Fund                         421,913
 T. Rowe Price New Horizon             Equity Fund                           408,792
 Chase Growth Fund                     Equity Fund                           274,900
 Conservative Option                   Balanced Fund                         194,545
 T. Rowe Price Capital Appreciation    Bond Fund                             153,063
 T. Rowe Price Equity Income Fund      Equity Fund                            79,403
 MFS Research Bond fund                Bond Fund                               7,058
 Fidelity Advisor Inflation Protected
   Bond                                Bond Fund                               5,908
 Templeton Foreign Fund                Equity Fund                             5,152
                                                                           _________
                                                                          17,044,766

 Participant  Loans         Participant loans with interest rates
                              Ranging from 4.0% to 10.5%                   1,127,833
                                                                          ----------
                                                                         $18,172,599
                                                                         -----------



* Party-In-Interest as defined by ERISA.

Information certified as complete and accurate by SunTrust Bank,N.A.

                            SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                              PATRIOT  TRANSPORTATION  HOLDING, INC.,
                              PROFIT SHARING AND DEFERRED
                              EARNINGS PLAN


                              By: /s/ Ray M. Van Landingham
                                  --------------------------------
                                  Ray M. Van Landingham
                                  Vice President, Chief Financial
                                  Officer, and Secretary of Patriot
                                  Transportation Holding, Inc.
                                  (Principal Financial Officer)

Date: May 24, 2005

 Consent of Independent Registered Certified Public Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-125099) of Patriot Transportation Holding, Inc. of our report dated December 30, 2004, except for footnote 9, on which the date is April 4, 2005 relating to the financial statements of the Patriot Transportation Holding, Inc. Profit Sharing and Deferred Earnings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Jacksonville, Florida
May 23, 2005